1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)     Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 16, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2013 Fourth Quarter
Earnings Conference
January 16, 2014 © 2014 TSMC, Ltd

Agenda
TSMC Property z
Welcome Elizabeth Sun
z 4Q13 Financial Results and 1Q14 Outlook Lora Ho
z Key Message Morris Chang / Mark Liu / C.C. Wei
z Q&A © 2014 TSMC, Ltd

Safe Harbor Notice TSMC Property
z TSMC_s statements of its current expectations are forward -looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward -looking statements.
z Information as to those factors that could cause actual results to vary can be found in TSMC_s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the _SEC_) on April 2, 2013 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
z Except as required by law, we undertake no obligation to update any forward -looking statement, whether as a result of new information, future events, or otherwise. © 2014 TSMC, Ltd

Statements of Comprehensive Income
Selected Items from Statements of Comprehensive Income
4Q13 4Q13 4Q13 4Q13 3Q13 4Q12 over over Guidance (In NT$ billions) 3Q13 4Q12 Net Revenue 145.81 144—147 162.58 131.45 -10.3% 10.9% Gross Margin 44.5% 44%—46% 48.5% 47.2% -40ppts. -27ppts. Operating Expenses (17.13) (19.26) (15.69) -11.0% 9.2% Operating Margin 32.8% 32%—34% 36.7% 35.3% -3.9 ppts -2.5 ppts Non-Operating Items 2.62 (0.27) (0.11) NM NM Net Income 44.81 51.95 41.60 -13.7% 7.7% Net Profit Margin 30.7% 32.0% 31.7% -1.3 ppts -1.0 ppt EPS (NT Dollar) 1.73 2.00 1.61 -13.7% 7.7% ROE 21.7% 26.8% 23.9% -5.1 ppts -2.2 ppts Shipment (Kpcs, 8”-equiv. Wafer) 3,868 4,194 3,565 -7.8% 8.5% Average Exchange Rate—USD/NTD 29.54 29.50 29.88 29.15 -1.1% 1.3%
* Diluted weighted average outstanding shares were 25,930mn units in 4Q13
** ROE figures are annualized based on average equity attributable to shareholders of the parent. © 2014 TSMC, Ltd

4Q13 Revenue by Application
TSMC Property
Industrial/Standard Computer 23% 13% Consumer 13% Communication 51% Communication Computer Consumer Industrial/Standard 90 QoQ -13% 90 90 90 $ B) B) B) B) T T $ T $ T $ QoQ +0% (N (N (N (N Revenue Revenue QoQ -7% Revenue QoQ -20% Revenue 0 0 0 0 3Q13 4Q13 3Q13 4Q13 3Q13 4Q13 3Q13 4Q13
• 2014 TSMC, Ltd

2013 Revenue by Application
TSMC Property
Growth rate by application (YoY) +43% Industrial/Standard +29% Consumer 21% Computer 10% 15% +14% Communication 54% Communication Consumer Industrial / Standard -10% Computer
• 2014 TSMC, Ltd

4Q13 Revenue by Technology TSMC Property © 2014 TSMC, Ltd

Balance Sheets & Key Indices
Selected Items from Balance Sheets 4Q13 3Q13 4Q12 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 245.34 19.4% 218.16 18.5% 150.92 15.7% Accounts Receivable 71.94 5.7% 79.67 6.8% 58.13 6.0% Inventories 37.50 3.0% 36.92 3.1% 37.83 3.9% Long-term Investments 89.18 7.1% 89.17 7.6% 65.72 6.9% Net PP&E 792.67 62.8% 727.72 61.8% 617.56 64.2% Total Assets 1,263.06 100.0% 1,177.54 100.0% 961.36 100.0% Current Liabilities 189.78 15.0% 148.28 12.6% 148.48 15.5% Long-term Interest-bearing Debts 211.58 16.8% 211.22 17.9% 82.11 8.5% Total Liabilities 415.28 32.9% 373.37 31.7% 238.27 24.8% Total Shareholders’ Equity 847.78 67.1% 804.17 68.3% 723.09 75.2% Key Indices A/R Turnover Days 48 45 43 Inventory Turnover Days 45 45 50 Current Ratio (x) 1.9 2.3 1.7 Asset Productivity (x) 0.8 0.9 0.9
* Total outstanding shares were 25,929mn units at 12/31/13
** Asset productivity = Annualized net sales / Average net fixed assets
© 2014 TSMC, Ltd

Cash Flows
(In NT$ billions)
4Q13 3Q13 4Q12 Beginning Balance 216.60 225.83 138.74 Cash from operating activities 102.77 95.80 84.80 Capital expenditures (73.96) (54.82) (59.77) Cash dividends 0.00 (77.77) 0.00 Short-term loans (2.32) (13.23) 5.25 Proceeds from issuance of bonds 0.00 41.20 4.40 Investments and others (0.39) (0.41) (30.01) Ending Balance 242.70 216.60 143.41 Free Cash Flow (1) 28.81 40.98 25.03
(1) Freecashflow = Cashfrom operating activities _ Capital expenditures
© 2014 TSMC, Ltd

2013 Financial Highlights
2013 2012 YoY (In NT$ billions unless otherwise noted) Net Revenue 597.02 506.75 17.8% Gross Margin 47.1% 48.2% -1.1 ppts Operating Margin 35.1% 35.8% -0.7 ppt Income before Income Tax 215.49 181.68 18.6% EPS—Diluted (NT$) 7.26 6.41 13.1% Cash from operating activities 347.38 284.96 21.9% Capital expenditures 287.60 246.14 16.8% Free Cash Flow 59.78 38.82 54.0% Cash Dividends 77.77 77.75 0.0% Cash & Marketable Securities 245.34 150.92 62.6% ROE 24.0% 24.7% -0.7 ppt
© 2014 TSMC, Ltd

1Q14 Guidance
TSMC Based on our current business outlook and exchange rate assumption, management expects: „
Revenue to be between NT$ 136 billion and NT$ 138 billion, at a forecast exchange rateof30NT dollars to1USdollar „
Grossprofit margin tobe between 44.5% and46.5% „
Operating profit margin tobe between 32%and34% © 2014 TSMC, Ltd

TSMC Property

Recap of Recent Major Events

- TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum (2013/12/12)
- TSMC Approved the Appointment of Drs. Mark Liu and C. C. Wei as President and Co-Chief Executive Officer of TSMC (2013/11/12)
- TSMC Approved the Promotion of Dr. Been-Jon Woo as Vice President of Business Development Organization (2013/11/12)
- TSMC Approved the revision of TSMC's "Procedure of Retirement" and set the mandatory retirement age to 67 (2013/11/12)
- Xilinx and TSMC Reach Volume Production on all 28nm CoWoS™-based All Programmable 3D IC Families (2013/10/21)

- Please visit TSMC's Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

© 2014 TSMC, Ltd

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© 2014 TSMC, Ltd